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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04002234

SEC FILE NUMBER
8-36247

RECEIVED FEB 23 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Widmann, Siff & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 West Lancaster Avenue, Suite 304
(No. and Street)

Haverford	PA	19041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Davis, Vice-President — (610) 520-0500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820	Philadelphia	PA	19102-1732
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ernest R. Widmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Widmann, Siff & Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Alice E. Shaw

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Alice E. Shaw, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Oct. 4, 2007
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIDMANN, SIFF & CO., INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2003

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Widmann, Siff & Co., Inc.
Haverford, Pennsylvania

We have audited the accompanying statement of financial condition of Widmann, Siff & Co., Inc. (an S Corporation) as of December 31, 2003, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a.5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Widmann, Siff & Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
January 16, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Co., Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-36247 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 134,918	200			$ 134,918	750
2. Receivables from brokers or dealers:						
A. Clearance account	10,621	295				
B. Other		300	$	550	10,621	810
3. Receivables from non-customers		355	40,759	600	40,759	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes		470		640		890
market value of collateral:						
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. **TOTAL ASSETS**	$ 145,539	540	$ 40,759	740	$ 186,298	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Co., Inc. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205	39,526	1385	39,526	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$	1230	$ 39,526	1450	$ 39,526	1760

Ownership Equity

21. Sole proprietorship	15	$	1770
22. Partnership (limited partners 11 $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		105	1792
C. Additional paid-in capital		73,656	1793
D. Retained earnings		73,011	1794
E. Total		146,772	1795
F. Less capital stock in treasury	16	( )	1796
24. TOTAL OWNERSHIP EQUITY	$	146,772	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	186,298	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Co., Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 146,772	3480
2.	Deduct ownership equity not allowable for Net Capital 19			(-)	3490
3.	Total ownership equity qualified for Net Capital			146,772	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 146,772	3530
6.	Deductions and/or charges: 17				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 40,759	3540		
	B. Secured demand note deficiency	-	3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	(40,759)	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions 20			$ 106,013	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities 18		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 106,013	3750

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital pursuant to Rule 15c3-1.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Co., Inc. as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 101,013	3770
15	Excess net capital at 100% (line 10 less 10% of line 19) 22	$ 106,013	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition			$ -	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3838
19.	Total aggregate indebtedness			$ -	3840
20.	*Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)*			% -	3750
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Co., Inc.

For the period (MMDDYY) from 24 01/01/03 [3932] to 12/31/03 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 134,956	3935
	b. Commissions on listed option transactions	25 -	3938
	c. All other securities commissions	25,822	3939
	d. Total securities commissions	160,778	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	1,026,189	3995
9.	Total revenue	1,186,967	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	$ 435,899	4120
11.	Other employee compensation and benefits	27 300,350	4115
12.	Commissions paid to other broker-dealers	-	4140
13.	Interest expense	-	4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	15,696	4195
15.	Other expenses	435,022	4100
16.	Total expenses	$ 1,186,967	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ -	4210
18.	Provision for Federal income taxes (for parent only)	28 -	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ -	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ -	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Co., Inc.

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 146,772	4240
	A. Net income (loss)		-	4250
	B. Additions (includes non-conforming capital of	29 [4262])		4260
	C. After Federal income taxes of	[4272])		4270
2.	Balance, end of period (From item 1800)		$ 146,772	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30	$	4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

3/78

BROKER OR DEALER Widmann, Siff & Co., Inc. as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Pershing, LLC [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37	[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38	[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39	[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40	[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41	[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 42 -0- [4699]
OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

WIDMANN, SIFF & CO., INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash used for operating activities	
(Increase) decrease in	
Investment advisory fees receivable	(24,968)
Receivable from clearing broker	(1,933)
Increase (decrease) in	
Unearned investment advisory fees	10,183
Net cash provided by operating activities	(16,718)
CASH	
Beginning of year	151,636
End of year	$134,918

See notes to financial statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Widmann, Siff & Co., Inc. (the ***"Company"***) is a registered investment advisor and institutional research firm. The Company is also registered as a securities broker and dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Accounting Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Company deposits its cash with its bank which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit or not covered by the FDIC. Receivables are substantially from clients throughout the United States. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Investment Advisory Fees Receivable

Investment advisory fees receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on various factors, including credit risk of specific customers, age of receivables outstanding, historical trends and other information. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance account and a credit to investment advisory fees receivable. Changes in the valuation allowance have not been material to the financial statements. The Company generally does not charge interest on investment advisory fees receivable.

Revenue Recognition

The Company provides investment advisory services to private investment accounts. Investment advisory fees are accrued as earned pursuant to the terms of separate investment advisory agreements. As provided in the agreements, the Company receives advisory fees calculated at a negotiated percentage of the net assets under management. Commission income and related clearance charges are recorded on a trade date basis.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred and amounted to $2,787 in 2003.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation for both federal and state income tax purposes. All income taxes on net earnings are payable by the stockholders of the Company, and, accordingly, no provision for income taxes is required.

(2) SAVINGS PROFIT-SHARING PLAN

The Company has a savings profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code which covers substantially all employees. This plan provides that employees may contribute up to 15% of their compensation (subject to the annual limitation imposed by the Internal Revenue Code) to the plan and these contributions are not subject to federal income tax. The Company may make annual contributions as determined by the Company's Board of Directors. The Savings Profit-Sharing plan expense for the year ended December 31, 2003 was $9,941.

(3) OPERATING LEASE COMMITMENTS

The Company leases its principal operating facility under a non-cancelable operating lease which expires January 31, 2007. This lease requires the Company to pay utilities and its proportionate share of building operating expenses which exceed base year costs. In addition, the Company also leases office equipment under two non-cancelable operating leases which expire in 2006. Rent expense under these leases was $91,687 for the year ended December 31, 2003.

The future minimum lease payments under non-cancelable operating leases having initial or remaining terms in excess of one year as of December 31, 2003 are as follows:

2004	$ 86,059
2005	88,309
2006	90,559
2007	13,780
	$278,707

(4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $106,013, which was $101,013 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2003.

For additional information, the Company's statement of financial condition filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is available for inspection at the Company's main office or at the regional office of the Securities and Exchange Commission.

(5) RETAINED EARNINGS

The balance in retained earnings consists of $68,059 in the accumulated adjustment account and $4,952 in the accumulated earnings and profits account.

(6) RELATED PARTY TRANSACTIONS

The Company paid $18,107 in 2003 to certain stockholders for consulting services.

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Widmann, Siff & Co., Inc.
Haverford, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Widmann, Siff & Co., Inc. (the ***"Company"***), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
January 16, 2004

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

Two Penn Center Plaza, Suite 820, Philadelphia, PA 19102-1732
Tel: 215/567-7770, Fax: 215/567-6081, www.bbdcpa.com